UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

American Dental Partners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

025353103

(CUSIP Number)

March 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.	025353103	13G

1	NAMES OF REPORTING PERSONS: Duke University I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	56-0532129

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		422,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		422,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	422,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.27%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	025353103	13G

1	NAMES OF REPORTING PERSONS: The Duke Endowment I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	56-0529965

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		179,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		179,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	179,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.39%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	025353103	13G

1	NAMES OF REPORTING PERSONS: Employees’ Retirement Plan of Duke University I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	58-2255087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		73,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		73,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	73,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.57%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP

Item 1(a). Name of Issuer:

American Dental Partners, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

401 Edgewater Place, Suite 430
Wakefield, MA 01880

Item 2(b). Name of Person Filing:

Duke University

The Duke Endowment

Employees’ Retirement Plan of Duke University

Item 2(b). Address of Principal Business Office:

Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

The Duke Endowment
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

Employees’ Retirement Plan of Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

Item 2(c). Citizenship:

Duke University -- North Carolina

The Duke Endowment -- North Carolina

Employees’ Retirement Plan of Duke University -- North Carolina

Item 2(d). Title of Class of Securities

Common Stock, $0.01 par value

Item 2(e). CUSIP Number:

025353103

CUSIP No. 025353103

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	__	Broker or dealer registered under Section 15 of the Act.

(b)	__	Bank as defined in Section 3(a)(6) of the Act.

(c)	__	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	__	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	__	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	__	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	__	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	__	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	__	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	__	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

As of the date of this filing, Duke University, The Duke Endowment (a charitable trust established in 1924 by James B. Duke) and the Employees’ Retirement Plan of Duke University are the beneficial owners of 422,000, 179,000 and 73,000 shares, respectively, of common stock of American Dental Partners, Inc. (“American Dental”). Accordingly, Duke University, The Duke Endowment and the Employees’ Retirement Plan of Duke University own approximately 3.27%, 1.39% and 0.57%, respectively, of American Dental’s outstanding common shares as reported in its Quarterly Report on Form 10-Q filed on August 8, 2008. Each of Duke University, The Duke Endowment and the Employees’ Retirement Plan of Duke University have sole power to vote and to dispose of the shares each holds directly.

Each of Duke University, The Duke Endowment and the Employees’ Retirement Plan of Duke University receive investment management services from DUMAC, LLC (“DUMAC”). DUMAC is a North Carolina limited liability company formed by Duke University and The Duke Endowment to provide the members and their affiliated entities with investment management services on a not-for-profit basis. Duke University owns approximately 74% of the membership interests in DUMAC, while The Duke Endowment owns the remainder, or approximately 26%. As a result, Duke University is deemed to control DUMAC.

None of Duke University, The Duke Endowment nor the Employees’ Retirement Plan of Duke University individually owns more than five percent of American Dental’s outstanding common stock; however, collectively they own approximately 5.23% of American Dental’s common stock. This Schedule 13G has been filed for informational purposes to reflect that DUMAC makes investment decisions for each of Duke University, The Duke Endowment and the Employees’ Retirement Plan of Duke University. Beneficial ownership of American Dental’s shares beneficially owned by Duke University and the Employees’ Retirement Plan of Duke University is also reflected in Schedule 13G, as amended, filed by Bares Capital Management, Inc.

Item 5.  Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 27, 2008

Duke University

By:	/s/ Bart J. Brunk
	Name:	Bart J. Brunk
	Title:	Controller DUMAC, LLC

The Duke Endowment

By:	/s/ Bart J. Brunk
	Name:	Bart J. Brunk
	Title:	Controller DUMAC, LLC

Employees’ Retirement Plan of Duke University

By:	/s/ Bart J. Brunk
	Name:	Bart J. Brunk
	Title:	Controller DUMAC, LLC